Exhibit 99.323

Nextech AR Solutions and Partner Ryerson University Awarded Funds from Ontario Government

Ryerson to expand use of Augmented Reality for post-secondary education online learning

VANCOUVER, B.C., Canada – June 10, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services, is pleased to announce that – along with partner, Ryerson University – it has been jointly awarded an amount up to $150,000 for the creation and delivery of AR learning experiences for use within post-secondary education institutions. The award – received from eCampusOntario, the government of Ontario’s $50 million Virtual Learning Strategy (VLS) – will build upon the initial Ryerson Augmented Learning Experience (“RALE”) announced in 2020 and represents an expansion of these efforts.

“With the help of the Ontario Government – who shares our vision of augmented reality, immersive learning – we are delivering on our goal to transform higher education,” comments Evan Gappelberg, CEO of Nextech. “Ontario’s Virtual Learning Strategy is a significant initiative that creates partnerships with higher education institutions within the province and technology providers, while providing market adoption support for the resulting innovation. Innovation in the delivery of education solutions is critical and allows for added resiliency and student access in a post-COVID-19 world. We are grateful for the continued partnership with Ryerson and thrilled to play a part in this important government initiative for the benefit of multiple-stakeholders, not least of whom are educators and students who are seeking and actively using new technologies.”

In partnership with Ryerson University, the RALE platform was first announced in July, 2020. RALE 2.0 – powered by EdTechX – is a lesson creation and delivery platform leveraging AR. Its focus is to drive student engagement, adoption of technology through ease of use and accessibility while measuring impact of experiential learning through AR. Co-innovation with Ryerson enables the Company to closely partner with educators, lab technicians, and subject matter experts to design and build a platform experience that resonates with these stakeholders and to showcase the solutions to other institutions of higher education.

About EdTechX

The use of AR for education institutions are made available through the Company’s EdTechX platform. Built on Microsoft Azure and available on the Azure marketplace as a “Co-sell Ready” partner, EdTechX enables educational institutions to transform traditional learning and event formats into valuable, immersive digital experiences that higher education students are seeking. EdTechX combines digital branded spaces with enterprise scale video streaming, augmented reality holograms and real-time data analytics. “Co-sell” status enables joint selling opportunities with Microsoft and access to their global education customers.

For further information, please contact:

Paul Moon, Vice President, Investor Relations

investor.relations@Nextechar.com

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About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.